United States securities and exchange commission logo





                             October 18, 2022

       John Lee
       Chief Executive Officer
       Silver Elephant Mining Corp.
       Suite 1610- 409 Granville Street
       Vancouver, British Columbia
       Canada V6C1T2

                                                        Re: Silver Elephant
Mining Corp.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 9, 2022
                                                            File No. 000-55985

       Dear John Lee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Glossary of Terms, page 6

   1. Please revise to use the definitions set forth under Item 1300 of Regulation S-K. For example, you use the
term preliminary economic assessment rather than initial
                                                        assessment.
       Item 4. Information on the Company, page 21

   2. We note that you have identified material properties and non-material properties though you have not provided
all the summary and individual property disclosures prescribed by
                                                        Items 1303 and 1304 of
Regulation S-K.

                                                        For example, the
summary disclosure should include a map of all properties to comply with Item 1303(b)(1)
and an overview section to comply with Item 1303(b)(2); while the
 John Lee
Silver Elephant Mining Corp.
October 18, 2022
Page 2
      individual property disclosure should include comparable details for each material property along with the location of the property, that is accurate to within one mile, using an easily recognizable coordinate system to comply with Item 1304 (b).

      The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.

      Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.
3. We note that you disclose the results of a preliminary economic assessment for the
      Gibellini project. Please revise to remove this information until a technical report summary has been filed in support of this disclosure.
4. In a separate section please revise to include the information required by Item 1305 of
      Regulation S-K with respect to your internal controls related to exploration and mineral resource and reserve estimation applicable to all properties.

      To the extent your disclosure includes historical exploration work conducted on your properties by other companies, please address the internal controls related to this information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments.



                                                            Sincerely,
FirstName LastNameJohn Lee
                                                            Division of
Corporation Finance
Comapany NameSilver Elephant Mining Corp.
                                                            Office of Energy &
Transportation
October 18, 2022 Page 2
cc:       James Guttman
FirstName LastName